# C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2007 JUL 11 P 2:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : BC/CPP/65/07

BY AIRMAIL

3rd July, 2007

07025143

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
JUL 16 2007
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

Dlw 7/11

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 3rd July, 2007 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Announcement regarding the Notice of Special General Meeting
   Date : 29th June, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Circular regarding the Continuing Connected Transactions
   Date : 29th June, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 43)



## NOTICE OF SPECIAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 July 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company:–

### ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the agreement (the "CTEI-CCT Agreement") dated 17 May 2007 entered into between the Company and Chia Tai Enterprises International Limited ("CTEI"), a copy of which marked "A" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and other merchandise customarily sold in supermarkets which may be required by any of the subsidiaries of CTEI and which the respective subsidiaries of the Company may be able to supply in circumstances which are of commercial benefit to the Company and its subsidiaries, and the terms of and the transactions contemplated under the CTEI-CCT Agreement and the implementation thereof, be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the CTEI-CCT Agreement for the financial year ending 31 December 2007, 31 December 2008 and 31 December 2009 respectively will not exceed the prorated portion of HK$413.1 million representing the remaining part of the year ending 31 December 2007 from the date on which the CTEI-CCT Agreement becomes effective, HK$454.4 million and HK$499.8 million respectively be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things as may be deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated under the CTEI-CCT Agreement."

2. "**THAT**:

(a) the agreement (the "CPH-CCT Agreement") dated 17 May 2007 entered into between the Company and C.P. Holding (BVI) Investment Company Limited ("CPH"), a copy of which marked "B" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and other merchandise customarily sold in supermarkets which may be required by CPH or any of its subsidiaries and which the respective subsidiaries of the Company may be able to supply in circumstances which are of commercial benefit to the Company and its subsidiaries, and the terms of and the transactions contemplated under the CPH-CCT Agreement and the implementation thereof, be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the CPH-CCT Agreement for the financial year ending 31 December 2007, 31 December 2008 and 31 December 2009 respectively will not exceed the prorated portion of HK$177.0 million representing the remaining part of the year ending 31 December 2007 from the date on which the CPH-CCT Agreement becomes effective, HK$194.7 million and HK$214.2 million respectively be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things as may be deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated under the CPH-CCT Agreement."

By order of the Board
**Chan Pui Shan, Bessie**
*Company Secretary*

Hong Kong, 29 June 2007

*Notes:*

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

8. The votes to be taken at the meeting will be by way of a poll.

*As at the date of this notice, the Board of the Company comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.*

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*

(Stock Code: 43)



# CONTINUING CONNECTED TRANSACTIONS

**Independent financial adviser to the Independent Board Committee and the Independent Shareholders**

KingswayGroup

Kingsway Capital Limited

A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited containing its advice to the Independent Board Committee and the Independent Shareholders are set out on page 13 and pages 14 to 20 of this circular respectively.

A notice convening the special general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 July 2007 at 10:00 a.m., is set out on pages 27 to 29 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

29 June 2007

# CONTENTS

*In this circular, the following expressions have the following meanings unless the context otherwise requires:*

| | |
|---|---|
| "Acquisition" | the acquisition by CTEI of the entire equity interests in SLS pursuant to the Acquisition Agreement |
| "Acquisition Agreement" | the agreement dated 17 May 2007 entered into between CTEI and various other parties in relation to the acquisition by CTEI of the entire equity interests in SLS |
| "Approved CCT" | the continuing connected transactions under the Reorganized CTEI Supply Agreement approved by the independent shareholders of CPP and CTEI respectively at CPP's special general meeting and CTEI's extraordinary general meeting both held on 25 October 2006 and under the Reorganized Shanghai Lotus Supply Agreement approved by the independent shareholders of CPP at CPP's special general meeting held on 25 October 2006 |
| "associate(s)" | has the meaning ascribed to it under the Listing Rules |
| "Board" | the board of Directors |
| "Bye-Laws" | the bye-laws of CPP (as amended from time to time) |
| "CCT Agreements" | the CTEI-CCT Agreement and the CPH-CCT Agreement |
| "Chearavanont Shareholders" | four members of the Chearavanont family, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company |
| "connected person" | has the meaning ascribed to it under the Listing Rules |
| "Continuing Connected Transactions" | the continuing connected transactions under the CTEI-CCT Agreement and the CPH-CCT Agreement |
| "CPI" | CPI Holding Co., Ltd., a company incorporated in the British Virgin Islands, which is indirectly owned as to approximately 51.31% by the Chearavanont Shareholders on an aggregate basis |
| "CPG" | Charoen Pokphand Group Company Limited, a company duly organized and existing under the laws of the Kingdom of Thailand and owned as to 51.31% by the Chearavanont Shareholders |

| | |
|---|---|
| "CPH" | C.P. Holding (BVI) Investment Company Limited, a company duly established under the laws of the British Virgin Islands and a wholly-owned subsidiary of CPG |
| "CPH Group" | CPH and its subsidiaries from time to time (excluding the CTEI Group) |
| "CPH Stores" | those Stores to be disposed of by the CTEI Group to the CPH Group pursuant to the CTEI Disposal Agreement and by SLS pursuant to the SLS Reorganisation Agreement respectively to the CPH Group |
| "CPH-CCT Agreement" | the supply agreement entered into between CPH and CPP on 17 May 2007 for the supply by the CPP Subsidiaries to the CPH Group of merchandise required by the CPH Group on an ongoing basis |
| "CPP" or "the Company" | C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43 |
| "CPP Group" | CPP and its subsidiaries from time to time |
| "CPP Subsidiaries" | the subsidiaries of CPP |
| "CTEI" | Chia Tai Enterprises International Limited (正大企業國際有限公司), a company incorporated in the Cayman Islands whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 121 |
| "CTEI Disposal Agreement" | the agreement dated 17 May 2007 entered into between CTEI and CPH in relation to the disposal of interests in certain Stores by the CTEI Group to the CPH Group |
| "CTEI Group" | CTEI and CTEI Subsidiaries from time to time |
| "CTEI Subsidiaries" | the subsidiaries of CTEI |
| "CTEI-CCT Agreement" | the supply agreement entered into between CTEI and CPP on 17 May 2007 for the supply by any of the CPP Subsidiaries to any of the CTEI Subsidiaries of merchandise required by any of the CTEI Subsidiaries on an ongoing basis |
| "Directors" | the directors of CPP |

| | |
|---|---|
| "Disposal" | the disposal by the CTEI Group and by SLS respectively of interests in a number of Stores to the CPH Group pursuant to the CTEI Disposal Agreement and the SLS Reorganisation Agreement respectively |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Independent Board Committee" | the independent committee of the Board comprising the Company's independent non-executive Directors, Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew, which has been established to advise the Independent Shareholders in respect of the terms and the relevant annual caps of the Continuing Connected Transactions |
| "Independent Shareholders" | shareholders of the Company other than the Chearavanont Shareholders and their respective associates (including CPI and Worth Access) |
| "Kingsway" | Kingsway Capital Limited, a licensed corporation for Type 6 regulated activities as set out in Schedule 5 of the SFO, appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Continuing Connected Transactions and the relevant caps |
| "Latest Practicable Date" | 26 June 2007, being the latest practicable date for ascertaining certain information for inclusion in this circular |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "PRC" | the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan) |
| "Reorganized CTEI Supply Agreement" | the agreement entered into between the Company and CTEI on 24 August 2006 as defined in the Company's circular dated 6 October 2006 |
| "Reorganized Shanghai Lotus Supply Agreement" | the agreement entered into between CPP and SLS on 24 August 2006 as defined in the Company's circular dated 6 October 2006 |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |

| | |
|---|---|
| "SGM" | the special general meeting of CPP to be held on Wednesday, 25 July 2007 at 10:00 a.m. to approve the terms and the relevant annual caps of the Continuing Connected Transactions, notice of which is set out on pages 27 to 29 of this circular |
| "Shareholders" | shareholders of CPP |
| "SLS" | 上海易初蓮花連鎖超市有限公司(Shanghai Lotus Supermarket Chain Store Co., Ltd.), a foreign invested enterprise established in the PRC |
| "SLS Reorganization Agreement" | the agreement dated 17 May 2007 entered into between SLS and CPH in respect of the disposal by SLS of interests in certain Stores to the CPH Group |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Stores" | the hypermarket stores operated by the CTEI Group or SLS and its subsidiaries, as the context may require |
| "Worth Access" | Worth Access Trading Limited, a company incorporated in the British Virgin Islands, which is indirectly owned as to approximately 51.31% by the Chearavanont Shareholders on an aggregate basis |

# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 43)

*Directors:*
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Robert Ping-Hsien Ho
Mr. Bai Shanlin
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Kowit Wattana*
Mr. Sombat Deo-isres*
Mr. Ma Chiu Cheung, Andrew*

* *Independent non-executive Directors*

*Registered office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal office in Hong Kong:*
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

29 June 2007

*To Shareholders*

Dear Sirs,

## CONTINUING CONNECTED TRANSACTIONS

### INTRODUCTION

Reference is made to the circular issued by the Company on 6 October 2006 with respect to the Approved CCT regarding (1) the supply by any CPP Subsidiaries to any CTEI Subsidiaries of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets; and (2) supply by any CPP Subsidiaries to SLS or any of its subsidiaries of similar merchandise. The Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement and the respective annual caps were approved by the independent shareholders of the Company at the Company's special general meeting held on 25 October 2006 and the Reorganized CTEI Supply Agreement was also approved by the independent shareholders of CTEI at CTEI's extraordinary general meeting held on 25 October 2006.

As announced by CTEI on 17 May 2007, CTEI has on 17 May 2007 entered into the Acquisition Agreement in relation to the proposed acquisition by CTEI of the entire equity interests in SLS and the CTEI Disposal Agreement in relation to the proposed disposal by the CTEI Group of its interests in certain Stores. The announcement by CTEI also referred to the SLS Reorganization Agreement in relation to the proposed disposal by SLS of its interests in certain Stores.

In anticipation of SLS becoming a wholly-owned subsidiary of CTEI upon completion of the Acquisition Agreement, the Board announced that on 21 May 2007, the Company and CTEI have entered into the CTEI-CCT Agreement and, in anticipation of certain Stores now operated by the CTEI Group and SLS respectively becoming part of the CPH Group upon completion of the CTEI Disposal Agreement and the SLS Reorganization Agreement respectively and; the Company and CPH have entered into the CPH-CCT Agreement. The CTEI-CCT Agreement and the CPH-CCT Agreement will together replace the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement upon completion of the Acquisition and the Disposal. The Approved CCT will be replaced upon completion of the Acquisition and the Disposal and the approval by the Independent Shareholders of the CTEI-CCT Agreement and the CPH-CCT Agreement at the SGM (and approval by the independent shareholders of CTEI of the CTEI-CCT Agreement at the extraordinary general meeting of CTEI). If the aforesaid conditions under the CTEI-CCT Agreement and the CPH-CCT Agreement are not fulfilled, the Approved CCT under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement will continue.

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company. The Chearavanont Shareholders, through CPG, a company in which they have a combined 51.31% shareholding interest, are interested in approximately 61.71% in aggregate of the issued share capital of CTEI. CPH is a wholly-owned subsidiary of CPG. Accordingly, both CTEI and CPH are treated as associates of the Chearavanont Shareholders and therefore are connected persons of the Company for the purposes of the Listing Rules.

As some of the relevant percentage ratios (under Rule 14.07 of the Listing Rules) for the annual caps of each of the CCT Agreements are more than 2.5%, the transactions contemplated under the CCT Agreements constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and will be subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on whether the terms of the CCT Agreements are fair and reasonable and in the interests of the Shareholders as a whole. The Chearavanont Shareholders and their respective associates (including CPI and Worth Access) are required to abstain from voting in respect of the proposed resolutions with respect to the CCT Agreements. In accordance with the requirements of the Listing Rules, the vote to be taken at the SGM with respect to these matters shall be conducted by poll.

The purpose of this circular is to provide you with information regarding the Continuing Connected Transactions, to set out the advice from Kingsway to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee in respect of the Continuing Connected Transactions and to give notice to the Independent Shareholders to convene the SGM to consider and, if thought fit, to approve the terms and the relevant annual caps under each of the Continuing Connected Transactions.

## DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

The Continuing Connected Transactions comprise of the CTEI-CCT Agreement and the CPH-CCT Agreement.

### (1) CTEI-CCT AGREEMENT

**(a) Date**

17 May 2007

**(b) Parties**

(i) CPP

(ii) CTEI

**(c) Subject matter**

Supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by any of the CTEI Subsidiaries and which any of the CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Group.

**(d) Price**

To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the CPP Subsidiaries than those available to independent third parties.

**(e) Payment terms**

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

**(f) Term**

The CTEI-CCT Agreement shall take effect from the date of completion of the Acquisition and the Disposal and shall continue until 31 December 2009. The CTEI-CCT Agreement will not take effect unless the completion of the Acquisition and the Disposal takes place. If the CTEI-CCT Agreement is not approved by the Independent Shareholders or the independent shareholders of CTEI or completion of the Acquisition or the Disposal does not take place, then the CTEI-CCT Agreement will not take effect.

**(g) Annual caps**

The annual caps of the supply of the relevant merchandise by the CPP Subsidiaries to the CTEI Subsidiaries for the financial years ending 31 December 2007, 31 December 2008 and 31 December 2009 will not exceed the prorated portion of HK$413.1 million representing the remaining part of the year ending 31 December 2007 from the date on which the CTEI-CCT Agreement becomes effective, HK$454.4 million and HK$499.8 million respectively.

The proposed annual caps for 2007 and 2008 for the transactions under the CTEI-CCT Agreement represent an apportionment of the annual caps of the Approved CCT as approved by the Company's independent shareholders at the Company's special general meeting held on 25 October 2006 in respect of those Stores which are expected to be operated by the CTEI Subsidiaries (including SLS and its subsidiaries) following completion of the Acquisition Agreement, and for 2009 represent a 10% increment to that of 2008.

Information on the individual annual caps for 2007 and 2008 under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement involving purchases by any of the CTEI Subsidiaries and SLS and its subsidiaries, is set out below:

| Circular Date | Agreement | Parties | Subject | Approved Annual Caps for 2007 (2008) *(HK$)* |
|---|---|---|---|---|
| 6 October 2006 | Reorganized CTEI Supply Agreement | (i) CPP<br>(ii) CTEI | Packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets | 138.2 million<br>(152.0 million) |
| 6 October 2006 | Reorganized Shanghai Lotus Supply Agreement | (i) CPP<br>(ii) SLS | Packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets | 451.9 million<br>(497.1 million) |
| | | | Total: | 590.1 million<br>(649.1 million) |

**(2) CPH-CCT AGREEMENT**

**(a) Date**

17 May 2007

**(b) Parties**

(i) CPP

(ii) CPH

**(c) Subject matter**

Supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by the CPH Group and which the CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Group.

**(d) Price**

To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the CPP Subsidiaries than those available to independent third parties.

**(e) Payment terms**

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

**(f) Term**

The CPH-CCT Agreement shall take effect from the date of completion of the Acquisition and the Disposal and shall continue until 31 December 2009. The CPH-CCT Agreement will not take effect unless the completion of the Acquisition and the Disposal takes place. If the CPH-CCT Agreement is not approved by the Independent Shareholders or completion of the Acquisition or the Disposal does not take place, then the CPH-CCT Agreement will not take effect.

**(g) Annual caps**

The annual caps of the supply of the relevant merchandise by the CPP Group to the CPH Group for the financial years ending 31 December 2007, 31 December 2008 and 31 December 2009 will not exceed the prorated portion of HK$177.0 million representing the remaining part of the year ending 31 December 2007 from the date on which the CPH-CCT Agreement becomes effective, HK$194.7 million and HK$214.2 million respectively.

The proposed annual caps for 2007 and 2008 for the transactions under the CPH-CCT Agreement represent an apportionment of the annual caps of the Approved CCT as approved by the Company's independent shareholders at the Company's special general meeting held on 25 October 2006 in respect of those Stores which are expected to be operated by the CPH Group following completion of the CTEI Disposal Agreement and SLS Reorganization Agreement, and for 2009 represent a 10% increment to that of 2008.

## INFORMATION ON THE PARTIES

The CPP Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories of automotives and property and investment holding.

CTEI is an investment holding company whose subsidiaries are engaged in the operation of hypermarket stores in the PRC.

CPH is an investment holding company and is wholly-owned by CPG, an investment holding vehicle of the Chearavanont family in which the Chearavanont Shareholders directly own in aggregate a majority 51.31% equity interest.

## REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

As SLS will become a wholly-owned subsidiary of CTEI upon completion of the Acquisition Agreement, the CTEI-CCT Agreement is entered into in order to effectively combine the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement with effect from such completion.

As CPH will upon completion of the CTEI Disposal Agreement and the SLS Reorganisation Agreement become the holding company of the CPH Stores which are now operated by the CTEI Group and by SLS, the Company has entered into the CPH-CCT Agreement with CPH in order to continue the supply of merchandise by the CPP Group to the CPH Stores following such completion.

The Directors (including the independent non-executive Directors after taking into account the advice from the independent financial adviser) consider the proposed terms of Continuing Connected Transactions under the CCT Agreements are on normal commercial terms, fair and reasonable and in the interest of the Company and its shareholders as a whole.

## LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company. The Chearavanont Shareholders, through CPG, a company in which they have a combined 51.31% shareholding interest, are interested in approximately 61.71% in aggregate of the issued share capital of CTEI. CPH is a wholly-owned subsidiary of CPG. Accordingly, both CTEI and CPH are treated as associates of the Chearavanont Shareholders and therefore are connected persons of the Company for the purposes of the Listing Rules.

Taking into account the relevant percentage ratios (under Rule 14.07 of the Listing Rules) for the annual caps of each of the CCT Agreements is more than 2.5%, the transactions contemplated under the CCT Agreements constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and will be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on whether the terms of the CCT Agreements are fair and reasonable and in the interests of the Shareholders as a whole. The Chearavanont Shareholders and their respective associates (including CPI and Worth Access) who, in aggregate, hold 1,486,108,445 shares in the Company and control and are entitled to exercise control over the voting right in respect of approximately 51.43% of the issued share capital of the Company are required to abstain from voting in respect of the proposed resolutions with respect to the CCT Agreements. In accordance with the requirements of the Listing Rules, the vote to be taken at the SGM with respect to these matters shall be conducted by poll.

## SGM AND PROXY ARRANGEMENT

A notice convening the SGM is set out on pages 27 to 29 of this circular. The SGM is being convened for the purpose of considering and, if thought fit, passing ordinary resolutions to approve the Continuing Connected Transactions and relevant annual caps. The Chearavanont Shareholders and their respective associates (including CPI and Worth Access) will abstain from voting at the SGM.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the SGM, you are requested to complete and return the form of proxy to CPP's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending the SGM and voting in person should you so wish.

Pursuant to Bye-law 59 of CPP, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three Shareholders present in person or by proxy and entitled to vote; or (iii) by any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or (iv) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As indicated above, the chairman of the SGM will demand that a poll be taken in respect of each of the ordinary resolutions to be proposed at the SGM for the approval of the terms and the relevant annual caps under each of the Continuing Connected Transactions.

## RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms and the relevant annual caps of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 20 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on page 13.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the terms and the relevant annual caps of the Continuing Connected Transactions to be fair and reasonable and are in the interest of CPP and the Shareholders as a whole and accordingly, recommends the Independent Shareholders to vote in favour of the relevant ordinary resolutions to be proposed at the SGM.

## FURTHER INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully,
By Order of the Board
**Robert Ping-Hsien Ho**
*Director*

# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 43)

29 June 2007

*To the Independent Shareholders*

Dear Sir and Madam,

## CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 29 June 2007 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the Continuing Connected Transactions and not having any interest in the transactions contemplated under the Continuing Connected Transactions, we have been appointed by the Board to advise you as to whether, in our opinion, the terms and the relevant annual caps of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

Kingsway has been appointed by CPP as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms and the relevant annual caps of the Continuing Connected Transactions. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 14 to 20 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 5 to 12 of the Circular and the additional information set out in the appendix to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the terms and the relevant annual caps of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of CPP and its Shareholders. We therefore recommend the Independent Shareholders to vote in favour of the resolutions in relation to the Continuing Connected Transactions and the relevant annual caps to be proposed at the SGM.

Yours faithfully,
For and on behalf of
the Independent Board Committee

| | | |
|---|---|---|
| **Kowit Wattana** | **Sombat Deo-isres** | **Ma Chiu Cheung, Andrew** |
| *Independent Non-executive Director* | *Independent Non-executive Director* | *Independent Non-executive Director* |

The following is the full text of a letter received from Kingsway setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the terms and relevant caps under the Continuing Connected Transactions for inclusion in this Circular.

滙富集團 KingswayGroup

5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No: (852) 2877-1830 Fax. No.: (852) 2283-7722

29 June 2007

*To the Independent Board Committee and the Independent Shareholders of*
*C.P. Pokphand Co. Ltd.*

Dear Sirs,

## CONTINUING CONNECTED TRANSACTIONS

### INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant caps under the Continuing Connected Transactions. Details of the Continuing Connected Transactions are set out in a circular (the "**Circular**") of C.P. Pokphand Co. Ltd. to the Shareholders dated 29 June 2007, of which this letter forms part. Unless otherwise defined, capitalized terms used in this letter shall have the same meanings as defined in the Circular.

Reference is made to the announcement of CTEI on 17 May 2007. On 17 May 2007, CTEI entered into (i) the Acquisition Agreement in relation to the proposed acquisition by CTEI of the entire equity interests in SLS; and (ii) the CTEI Disposal Agreement in relation to the proposed disposal by the CTEI Group of its interests in certain CPH Stores to the CPH Group. On the same day, SLS entered into the SLS Reorganization Agreement in relation to the proposed disposal by SLS of its interests in certain CPH Stores to the CPH Group.

CPP announced on 21 May 2007 that in anticipation of SLS becoming a wholly-owned subsidiary of CTEI upon completion of the Acquisition, CPP and CTEI have entered into the CTEI-CCT Agreement on 17 May 2007. In anticipation of the CPH Stores now owned and operated by the CTEI Group and SLS respectively becoming part of the CPH Group upon completion of the Disposal, CPP and CPH have also entered into the CPH-CCT Agreement on the same day in order to maintain continuous supply of relevant merchandises to the CPH Stores. The CCT Agreements, comprising the CTEI-CCT Agreement and the CPH-CCT Agreement, will together replace the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement (the "**Reorganized Agreements**") upon completion of the Acquisition and the Disposal. Hence, the Approved CCT will be replaced upon completion of the Acquisition and the

Disposal and the approval by the Independent Shareholders of the Continuing Connected Transactions and the respective caps at the SGM (and approval by the independent shareholders of CTEI of the CTEI-CCT Agreement at the extraordinary general meeting of CTEI). If the aforesaid conditions under the CCT Agreements are not fulfilled, the Approved CCT under the Reorganized Agreements will continue.

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of CPP. The Chearavanont Shareholders, through CPG, a company in which they have a combined 51.31% shareholding interest, are interested in approximately 61.71% in aggregate of the issued share capital of CTEI. CPH is a wholly-owned subsidiary of CPG. Accordingly, both CTEI and CPH are treated as associates of the Chearavanont Shareholders and therefore are connected persons of CPP for the purposes of the Listing Rules.

As some of the relevant percentage ratios (under Rule 14.07 of the Listing Rules) for the relevant caps under each of the CCT Agreements are more than 2.5%, the transactions contemplated under the CCT Agreements constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and will be subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules. In accordance with the requirements of the Listing Rules, the vote to be taken at the SGM with respect to the CCT Agreements and the relevant caps shall be conducted by poll. The Chearavanont Shareholders and their respective associates are required to abstain from voting in respect of the relevant resolutions.

The Independent Board Committee, comprising Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew, all being independent non-executive Directors and not having interest in the CCT Agreements, has been established to advise the Independent Shareholders as to whether the terms and respective caps under the Continuing Connected Transactions are fair and reasonable and are in the interests of the Shareholders and the Company as a whole. We have been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

**BASIS OF OUR OPINION**

In formulating our view and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the terms and relevant caps under the Continuing Connected Transactions, we have relied on the information and representations provided to us by the Directors, which the Directors consider to be complete and relevant.

We have also relied on the information and representations contained in the Circular and have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were true, accurate and complete at the time they were made and continue to be true and accurate on the date of the Circular. We have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular.

We have not, however, carried out any independent verification of the information provided by the management of the Company and the Directors, nor have we conducted any independent investigation into the business and affairs of the CPP Group, the CTEI Group, SLS and the CPH Group or any of their respective subsidiaries or associates.

## PRINCIPAL REASONS AND FACTORS CONSIDERED

In arriving at our recommendation to the Independent Board Committee and the Independent Shareholders in respect of the terms and relevant caps under the Continuing Connected Transactions, we have considered the following principal reasons and factors:

### (i) Background to and reasons for the CCT Agreements

The CPP Group is principally engaged in the trading of agricultural products, feed mill and poultry operations, the manufacturing and sale of motorcycles and accessories of automotives and property and investment holding. As set out in the 2006 annual report of CPP, the food integration business relating to supply of merchandises, was the second largest business of the CPP Group in terms of turnover and contributed to about 27.7% of the consolidated total turnover of the CPP Group for the year ended 31 December 2006.

The CPP Group has established long-term business relationship with the CTEI Group and SLS. The CTEI Group and SLS are principally engaged in the operation of hypermarket stores in the PRC and, as advised by the Directors, have been procuring relevant merchandises from the CPP Group since the second half of 2003. The supply of relevant merchandises to the CTEI Group and SLS on an on-going basis, together with the annual caps for the 2 years ending 31 December 2008, under the Reorganized Agreements, were previously approved by the Independent Shareholders at the special general meeting of CPP held on 25 October 2006.

As set out in the Letter from the Board in the Circular, CTEI entered into the Acquisition Agreement with SLS on 17 May 2007 pursuant to which CTEI conditionally agreed to acquire SLS. Upon completion of the Acquisition, SLS will become a wholly-owned subsidiary of CTEI. As advised by the Directors, in anticipation of the reorganization of the CTEI Group and SLS and as requested by CTEI, CPP entered into the CTEI-CCT Agreement with CTEI on 17 May 2007 regarding its on-going supply of relevant merchandises to the CTEI Group.

Further, CTEI and SLS conditionally agreed to dispose their interest in the CPH Stores to CPH under the CTEI Disposal Agreement and the SLS Reorganization Agreement dated 17 May 2007 respectively. Upon completion of the Disposal, the CPH Stores will continue to source relevant merchandises from the CPP Group on an on-going basis. Hence, CPP entered into the CPH-CCT Agreement with CPH on 17 May 2007 regarding its on-going supply of relevant merchandises to the CPH Group.

The Directors consider that the CCT Agreements were entered into in the ordinary and usual course of business of the CPP Group and hence, are of the view that the CCT Agreements enable the CPP Group to continue to secure purchases from (i) the CTEI Group which have extensive retail network in the PRC upon completion of the Acquisition; and (ii) the CPH Group upon completion of the Disposal.

Having considered that (i) the entering into of the CCT Agreements are in line with the principal business of the CPP Group; (ii) the CPP Group has established long-term business relationship with the CTEI Group and SLS; (iii) the Reorganized Agreements have been previously approved by the Independent Shareholders; (iv) the entering into of the CCT Agreements to replace the Reorganized Agreements were due to the reorganization of the CTEI Group; (v) the CCT Agreements allow the CPP Group to supply merchandises to the CTEI Group and the CPH Group on an on-going basis; and (vi) the CCT Agreements, as confirmed by the Directors, are to be entered into on a non-exclusive basis, which means that the CPP Group has the flexibility to supply relevant merchandises to other customers, we are of the view that the entering into of the CCT Agreements enables the CPP Group to maintain and establish business relationship with the CTEI Group and the CPH Group respectively and is in the interest of the CPP Group and the Shareholders.

**(ii) Principal terms of the CCT Agreements**

As set out in the Letter from the Board of the Circular, the price of the relevant merchandises to be supplied under the CCT Agreements will be determined by reference to the prevailing market price and the demand of the relevant merchandises in the PRC and no less favourable to the CPP Group than those available to independent third parties. In addition, the credit terms to be offered by CPP under the CCT Agreements will be up to 60 days.

We have reviewed the Reorganized Agreements, the CCT Agreements and samples of contracts of similar transactions entered into between the CPP Group and independent third parties in 2006 and 2007, and we noted that the price of the relevant merchandises under the Reorganized Agreements, the CCT Agreements and the comparable contracts had not yet determined. The Directors confirm that price of relevant merchandise would be fixed by reference to the prevailing market price and demand of such merchandise at the time the actual orders were placed. The Directors further confirm that the transactions under the CCT Agreements will follow the same pricing principle and there will be no material difference between the selling price of similar products offered to the CTEI Group, the CPH Group and independent third parties.

We also noted that the credit terms offered by the CPP Group to the CTEI Group and SLS and independent customers varied in the sample contracts that we reviewed. As stated in those contracts, the credit terms offered to the CTEI Group and SLS are up to 45 days while that offered to independent customers are up to 60 days. The Directors confirm that the actual credit terms offered by the CPP Group to its customers, whether independent or not, were determined on a case-by-case basis and principally by reference to the general practice of the CPP Group according to the types of merchandise, and the track record of creditability of the relevant customers. The Directors confirm that the actual credit terms of transactions under the CCT Agreements will follow this principle.

Further, as confirmed by the Directors, the CPP Group will not be obliged to supply merchandises to the CTEI Group or the CPH Group if the CPP Group does not agree on the prices of the relevant merchandises or the credit terms when actual orders are placed.

The Directors consider that the terms of the CCT Agreements are on normal commercial terms, fair and reasonable and in the interest of the CPP Group and the Shareholders as a whole.

Taking into account (i) the aforesaid terms of the CCT Agreements; (ii) the terms of those sample contracts of the CPP Group with independent third parties in respect of similar transactions; and (iii) the actual price and credit terms of transactions under the CCT Agreements, as confirmed by the Directors, will be fixed according to the relevant principles as stated above, we are of the view that the CTEI Group, the CPH Group and independent customers will be treated fairly on the pricing and credit terms to be offered by the CPP Group, and therefore the terms of the CCT Agreements are fair and reasonable so far as the Independent Shareholders are concerned.

**(iii) Proposed caps under the CCT Agreements**

In compliance with the Listing Rules, relevant caps are proposed to each of the CCT Agreements. Set out below are the breakdown of (i) the previously approved caps under each of the Reorganized Agreements for the two years ending 31 December 2008 (the "**Existing Caps**"); and (ii) the proposed caps for the remaining part of the year ending 31 December 2007 from the date on which the CCT Agreements become effective and for the two years ending 31 December 2009 under each of the CCT Agreements (the "**Proposed Caps**"):

| | Existing Caps | | | Proposed Caps | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2007** | **2008** | | **2007*** | **%** | **2008** | **%** | **2009** |
| | *HK$ million* | *HK$ million* | | *HK$ million* | | *HK$ million* | | *HK$ million* |
| **The Reorganized Agreements** | | | **The CCT Agreements** | | | | | |
| **Reorganized CTEI Supply Agreement** | 138.2 | 152.0 | **CTEI-CCT Agreement** | 413.1 | 70% | 454.4 | 70% | 499.8 |
| **Reorganized Shanghai Lotus Supply Agreement** | 451.9 | 497.1 | **CPH-CCT Agreement** | 177.0 | 30% | 194.7 | 30% | 214.2 |
| **Total** | 590.1 | 649.1 | **Total** | 590.1 | 100% | 649.1 | 100% | 714.0 |

* As stated in the Letter from the Board of the Circular, the Proposed Cap for 2007 under the CTEI-CCT Agreement and the CPH-CCT Agreement represents the prorated portion of HK$413.1 million and HK$177.0 million respectively from the date on which the respective agreement become effective.

As set out in the Letter from the Board of the Circular and illustrated in the table above, the aggregate annual amount for 2007 under the CCT Agreements of HK$590.1 million, based on which the Proposed Cap for 2007 is calculated, equals to the aggregate Existing Cap for 2007. In other words, the aggregate Proposed Cap for 2007 equals to the prorated portion of the aggregate Existing Cap for 2007 from the date on which the CCT Agreements become effective. The aggregate Proposed Cap for 2008 of HK$649.1 million equals to the aggregate Existing Cap for 2008.

The Directors advised that, as at the Latest Practicable Date, they have not perceived any factor which would likely lead to material adjustment in their estimation of the total transaction amount of, and the Existing Caps for, 2007 and 2008 under the Reorganized Agreements. Hence, the Directors consider it appropriate to apply the aforesaid prorated portion of the aggregate Existing Cap for 2007 as the aggregate Proposed Cap for 2007, and the aggregate Existing Cap for 2008 as the aggregate Proposed Cap for 2008.

Interest in the CPH Stores will be disposed by the CTEI Group and SLS to CPH under the Disposal. As shown in the table above, the Proposed Caps for 2007 and 2008 for transactions under the CPH-CCT Agreement will not exceed the prorated portion of HK$177.0 million from the date on which the CPH-CCT Agreement becomes effective and not exceed HK$194.7 million, representing about 30% of the aforesaid prorated portion of the aggregate Existing Cap for 2007 and about 30% of the aggregate Existing Cap for 2008 respectively. The Proposed Caps for 2007 and 2008 for transactions under the CTEI-CCT Agreement will not exceed the prorated portion of HK$413.1 million from the date on which the CTEI-CCT Agreement becomes effective and not exceed HK$454.4 million, representing about 70% of the aforesaid prorated portion of the aggregate Existing Cap for 2007 and about 70% of the aggregate Existing Cap for 2008 respectively.

We have discussed with the management of the CPP Group on the basis of allocation of the Existing Caps among the CTEI-CCT Agreement and the CPH-CCT Agreement as their respective Proposed Caps. As advised by the management, the allocation is determined based on the percentage of sales and cost of goods sold attributable to the CPH Stores in 2006, being approximately 29.3% and 30% respectively, over the aggregate sales and aggregate cost of goods sold respectively of the Stores and the CPH Stores as a whole in 2006. As such, the Directors considered it fair and reasonable to reallocate a cap amount equivalent to 30% of the aforesaid prorated portion of the aggregate Existing Cap for 2007 and 30% of the aggregate Existing Cap for 2008 respectively from the transactions under the Reorganized Agreements to those under the CPH-CCT Agreement, and the remaining 70% of the aforesaid prorated portion of the aggregate Existing Cap for 2007 and the remaining 70% of the aggregate Existing Cap for 2008 respectively to those under the CTEI-CCT Agreement, as the Proposed Caps for 2007 and 2008.

Further, the Proposed Caps for 2009 regarding transactions under the CTEI-CCT Agreement and CPH-CCT Agreement will not exceed HK$499.8 million and HK$214.2 million respectively, representing a 10% increment to the respective Proposal Caps for 2008. As advised by the Directors, the 10% increment is determined based on (1) recent general inflation rate in the PRC; (2) the anticipated appreciation of RMB against HKD; and (3) possible increase in sales of the CPP Group with the CTEI Group and the CPH Group in future.

Pursuant to the consumer prices index as announced by the National Bureau of Statistics of China in June 2007, the year-on-year increase of price of foodstuff in the PRC in May 2007 was 8.3% as compared to the index in May 2006. Further, according to Bloomberg, RMB surged to above the 1:1 level against HKD in January 2007 and maintains at above that level at most of the time since then.

Taking into account that (i) the Proposed Caps for 2007 and 2008 are determined based on the Existing Caps for 2007 and 2008 as previously approved; (ii) the reallocation of the Existing Caps for 2007 and 2008 among the transactions under the CCT Agreements as a result of the Acquisition and the Disposal are determined based on the historical percentage breakdown of sales and cost of goods sold

among the Stores and the CPH Stores in 2006; (iii) the 10% annual growth rate as represented by the Proposed Caps for 2009 over the respective Proposed Caps for 2008 provides flexibility for possible increases in price resulting from the general inflation rate in the PRC, anticipated appreciation of RMB against HKD and possible growth in sales to the Stores and the CPH Stores, we consider that the basis for determining the Proposed Caps is reasonable.

**RECOMMENDATION**

Having considered the above principal factors and reasons, we are of the view that the terms and the relevant caps under the Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of CPP and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the resolutions to be proposed at the SGM to approve the CCT Agreements and the relevant caps.

Yours faithfully,
For and on behalf of
**Kingsway Capital Limited**
**Chu Tat Hoi**
*Executive Director*

## RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to CPP. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of CPP in shares, underlying shares or debentures of CPP or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to CPP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by CPP under Section 352 of the SFO or as otherwise notified to CPP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

### (i) Long position in shares or underlying shares of CPP

| | Number of Shares held, capacity and nature of interest | | | |
|---|---|---|---|---|
| **Name of Director** | **Beneficially owned** | **Through controlled corporation** | **Total number of Shares in CPP** | **Approximate percentage of issued share capital of CPP** *(%)* |
| Mr. Sumet Jiaravanon | 1,004,014,695 | – | 1,004,014,695 | 34.74 |

**(ii) Directors' interests in share options granted by CPP**

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10 April 1992 which expired on 10 April 2002 and the existing share option scheme (the "Existing Scheme") adopted by CPP on 26 November 2002, certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for shares in the capital of CPP under the Old Scheme and the Existing Scheme were as follows:

| Name of Directors | Date of grant | Number of shares issuable upon exercise of options held as at Latest Practicable Date | Price per share to be paid on exercise of options | Approximate percentage of shareholding |
|---|---|---|---|---|
| | | | *HK$* | *(%)* |
| Mr. Sumet Jiaravanon | 26 February 2003 | 12,800,000 | 0.3900 | 0.4429 |
| | 3 May 2004 | 12,800,000 | 0.3900 | 0.4429 |
| | 19 May 2005 | 12,000,000 | 0.3540 | 0.4153 |
| Mr. Dhanin Chearavanont | 26 February 2003 | 12,800,000 | 0.3900 | 0.4429 |
| | 3 May 2004 | 12,800,000 | 0.3900 | 0.4429 |
| | 19 May 2005 | 12,000,000 | 0.3540 | 0.4153 |
| Mr. Thanakorn Seriburi | 10 August 1998 | 17,500,000 | 0.3875 | 0.6056 |
| | 26 February 2003 | 21,584,807 | 0.3900 | 0.7469 |
| | 3 May 2004 | 20,000,000 | 0.3900 | 0.6921 |
| | 19 May 2005 | 21,000,000 | 0.3540 | 0.7267 |
| Mr. Meth Jiaravanont | 19 May 2005 | 21,000,000 | 0.3540 | 0.7267 |
| Mr. Robert Ping-Hsien Ho | 26 February 2003 | 21,584,807 | 0.3900 | 0.7469 |
| | 3 May 2004 | 20,000,000 | 0.3900 | 0.6921 |
| | 19 May 2005 | 21,000,000 | 0.3540 | 0.7267 |

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of CPP had any interest or short position in shares, underlying shares or debentures of CPP or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to CPP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by CPP under Section 352 of the SFO or as otherwise notified to CPP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

## SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of CPP) had the following interests or short positions in shares or underlying shares of CPP which would fall to be disclosed to CPP under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the CPP Group.

| Name of Shareholder | Capacity/Nature of interest | *Notes* | Number of shares of CPP *Note 1* | Approximate percentage of issued share capital of CPP *(%)* |
|---|---|---|---|---|
| Krung Thai Bank Public Company Limited | Person having a security interest in shares | 2 | 1,004,014,695 (L) | 34.74 |
| CPI | Beneficial owner | 3 | 1,004,014,695 (L and S) | 34.74 |
| C.P. Intertrade Co., Ltd. | Interest of a controlled corporation | 3 | 1,004,014,695 (L and S) | 34.74 |
| Worth Access | Beneficial owner | 4 | 1,059,190,000 (L) | 30.54 |
| Charoen Pokphand Holding Company Limited | Interest of a controlled corporation | 4 | 1,059,190,000 (L) | 30.54 |
| CPG | Interest of a controlled corporation | 4 | 1,059,190,000 (L) | 30.54 |

*Notes:*

1. The letter "L" denotes a long position whilst the letter "S" denotes a short position.

2. 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

3. CPI beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares as the said shares have been pledged as security to Krung Thai Bank Public Company Limited. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI.

4. Worth Access has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access whilst CPG has also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of CPP) had an interest or a short position in shares or underlying shares of CPP which would fall to be disclosed to CPP under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the CPP Group.

## COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the CPP Group which falls to be disclosed under the Listing Rules.

## SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the CPP Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

## LITIGATION

Neither CPP nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against CPP or any of its subsidiaries.

## MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the CPP Group since 31 December 2006 (the date to which the latest published audited consolidated accounts of the CPP Group were made up).

## QUALIFICATION AND CONSENT OF EXPERT

The following are the qualifications of the expert (the "Expert") who has given its letter for the inclusion in this circular:

| Name | Qualifications | Nature of opinion or advice | Date of opinion |
|---|---|---|---|
| Kingsway | A licensed corporation under the SFO permitted to carry out Type 6 regulated activities (as defined under the SFO) | Letter to the Independent Board Committee and the Independent Shareholders | 29 June 2007 |

The Expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, the Expert did not have any shareholding in the Company or any other member of the CPP Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the CPP Group.

**GENERAL**

(a) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the CPP Group taken as a whole.

(b) Since 31 December 2006, the date to which the latest published audited consolidated accounts of the CPP Group have been made up, none of Kingsway or any of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the CPP Group.

(c) As at the Latest Practicable Date, Kingsway was not interested in any shares in CPP or any of its subsidiaries or any rights or option to subscribe for or nominate persons to subscribe for any shares in CPP or any of its subsidiaries.

(d) The qualified accountant of CPP is Ms. Wong Pui Shan, who is an associate member of the Hong Kong Institute of Certified Public Accountants.

(e) The secretary of CPP is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(f) The branch share registrars of CPP in Hong Kong is Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(g) The English text of this circular shall prevail over the Chinese text.

## DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business in Hong Kong of CPP at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 25 July 2007:

(1) CTEI-CCT Agreement;

(2) CPH-CCT Agreement;

(3) the letter from the Independent Board Committee, the text of which is set out on page 13 of this circular;

(4) the letter from Kingsway, the text of which is set out on pages 14 to 20 of this circular; and

(5) the written consent from Kingsway referred to in paragraph headed "Qualification and Consent of Expert" in this Appendix.

# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 43)

**NOTICE IS HEREBY GIVEN** that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 July 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company:–

## ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the agreement (the "CTEI-CCT Agreement") dated 17 May 2007 entered into between the Company and Chia Tai Enterprises International Limited ("CTEI"), a copy of which marked "A" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and other merchandise customarily sold in supermarkets which may be required by any of the subsidiaries of CTEI and which the respective subsidiaries of the Company may be able to supply in circumstances which are of commercial benefit to the Company and its subsidiaries, and the terms of and the transactions contemplated under the CTEI-CCT Agreement and the implementation thereof, be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the CTEI-CCT Agreement for the financial year ending 31 December 2007, 31 December 2008 and 31 December 2009 respectively will not exceed the prorated portion of HK$413.1 million representing the remaining part of the year ending 31 December 2007 from the date on which the CTEI-CCT Agreement becomes effective, HK$454.4 million and HK$499.8 million respectively be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things as may be deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated under the CTEI-CCT Agreement."

2. "**THAT**:

(a) the agreement (the "CPH-CCT Agreement") dated 17 May 2007 entered into between the Company and C.P. Holding (BVI) Investment Company Limited ("CPH"), a copy of which marked "B" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and other merchandise customarily sold in supermarkets which may be required by CPH or any of its subsidiaries and which the respective subsidiaries of the Company may be able to supply in circumstances which are of commercial benefit to the Company and its subsidiaries, and the terms of and the transactions contemplated under the CPH-CCT Agreement and the implementation thereof, be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the CPH-CCT Agreement for the financial year ending 31 December 2007, 31 December 2008 and 31 December 2009 respectively will not exceed the prorated portion of HK$177.0 million representing the remaining part of the year ending 31 December 2007 from the date on which the CPH-CCT Agreement becomes effective, HK$194.7 million and HK$214.2 million respectively be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things as may be deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated under the CPH-CCT Agreement."

By order of the Board
**Chan Pui Shan, Bessie**
*Company Secretary*

Hong Kong, 29 June 2007

*Notes:*

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

8. The votes to be taken at the meeting will be by way of a poll.

**此乃要件　請即處理**

**閣下如**對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

# 卜蜂國際有限公司

*(於百慕達註冊成立之有限公司)*

(股份編號：43)

## 持續關連交易

**獨立董事委員會及獨立股東之獨立財務顧問**

集團 滙富 KingswayGroup

滙富融資有限公司

獨立董事委員會函件及獨立財務顧問滙富融資有限公司函件(包括其對獨立董事委員會及獨立股東所作出的意見)分別載於本通函第13頁及第14至20頁。

卜蜂國際有限公司謹訂於二零零七年七月二十五日(星期三)上午十時正假座香港夏愨道16號遠東金融中心21樓召開股東特別大會，大會通告載於本通函第27至29頁。

無論　閣下能否出席股東特別大會，務請　閣下盡快按照隨附之代表委任表格上所列印之指示填妥代表委任表格，並盡快及無論如何必須於該大會或其任何續會之指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願出席股東特別大會或其任何續會，並於會上投票。

二零零七年六月二十九日

# 目錄

*在本通函內，除文義另有所指外，下列詞彙具有以下涵義：*

| | | |
|---|---|---|
| 「收購事項」 | 指 | 根據收購協議，由正大企業收購全部上海蓮花權益 |
| 「收購協議」 | 指 | 由正大企業及其他訂約方就由正大企業收購全部上海蓮花權益於二零零七年五月十七日訂立之協議 |
| 「獲批持續關連交易」 | 指 | 根據同於二零零六年十月二十五日舉行之卜蜂國際股東特別大會及正大企業股東特別大會上，分別獲卜蜂國際獨立股東及正大企業獨立股東批准之正大企業重組供應協議項下之持續關連交易，及於二零零六年十月二十五日舉行之卜蜂國際股東特別大會上獲卜蜂國際獨立股東批准之上海蓮花重組供應協議項下之持續關連交易 |
| 「聯繫人士」 | 指 | 具上市規則賦予此詞之涵義 |
| 「董事會」 | 指 | 董事會 |
| 「章程細則」 | 指 | 卜蜂國際之組織章程細則(經不時修訂) |
| 「持續關連交易協議」 | 指 | 正大企業持續關連交易協議及CPH持續關連交易協議 |
| 「謝氏家族股東」 | 指 | 謝氏家族之四名成員，包括謝正民先生、謝大民先生、謝中民先生及謝國民先生，彼等間接合共擁有本公司已發行股本約51.43%權益 |
| 「關連人士」 | 指 | 具上市規則賦予此詞之涵義 |
| 「持續關連交易」 | 指 | 正大企業持續關連交易協議及CPH持續關連交易協議項下之持續關連交易 |
| 「CPI」 | 指 | CPI Holding Co., Ltd.，一家於英屬維爾京群島註冊成立之公司，謝氏家族股東間接合共擁有其約51.31%權益 |
| 「CPG」 | 指 | Charoen Pokphand Group Company Limited，一家根據泰國法律正式籌組及存在之公司，並由謝氏家族股東擁有其51.31%權益 |

| | | |
|---|---|---|
| 「CPH」 | 指 | C.P. Holding (BVI) Investment Company Limited，一家根據英屬維爾京群島法律正式設立之公司，並為CPG之一家全資附屬公司 |
| 「CPH集團」 | 指 | CPH及其不時之附屬公司(不包括正大企業集團) |
| 「CPH店舖」 | 指 | 分別根據正大企業出售協議及上海蓮花重組協議，將由正大企業集團及上海蓮花向CPH集團出售之店舖 |
| 「CPH持續關連交易協議」 | 指 | CPH與卜蜂國際於二零零七年五月十七日就卜蜂國際附屬公司向CPH集團持續供應CPH集團所需商品而訂立之供應協議 |
| 「卜蜂國際」或「本公司」 | 指 | 卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份編號：43) |
| 「卜蜂國際集團」 | 指 | 卜蜂國際及其不時之附屬公司 |
| 「卜蜂國際附屬公司」 | 指 | 卜蜂國際之附屬公司 |
| 「正大企業」 | 指 | 正大企業國際有限公司，一家於開曼群島註冊成立之公司，其股份於聯交所主板上市(股份編號：121) |
| 「正大企業出售協議」 | 指 | 正大企業與CPH就有關正大企業集團出售若干店舖之權益予CPH集團於二零零七年五月十七日訂立之協議 |
| 「正大企業集團」 | 指 | 正大企業及不時之正大企業附屬公司 |
| 「正大企業附屬公司」 | 指 | 正大企業之附屬公司 |
| 「正大企業持續關連交易協議」 | 指 | 正大企業與卜蜂國際於二零零七年五月十七日就任何卜蜂國際附屬公司向任何正大企業附屬公司持續供應任何正大企業附屬公司所需商品而訂立之供應協議 |
| 「董事」 | 指 | 卜蜂國際之董事 |

| | | |
|---|---|---|
| 「出售事項」 | 指 | 分別根據正大企業出售協議及上海蓮花重組協議，由正大企業集團及上海蓮花向CPH集團出售若干店舖之權益 |
| 「港元」 | 指 | 香港之法定貨幣港元 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「獨立董事委員會」 | 指 | 董事會之獨立委員會，成員包括本公司之獨立非執行董事，Kowit Wattana先生、Sombat Deo-isres先生及馬照祥先生，為就持續關連交易之條款及相關年度上限向獨立股東提供意見而組成 |
| 「獨立股東」 | 指 | 謝氏家族股東及其各自之聯繫人士(包括CPI及Worth Access)以外之股東 |
| 「滙富」 | 指 | 滙富融資有限公司，一間從事證券條例附表5所載之第6類受規管活動之持牌法團，並獲委任為獨立董事委員會及獨立股東之獨立財務顧問，就持續關連交易及相關上限提供意見 |
| 「最後實際可行日期」 | 指 | 二零零七年六月二十六日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「中國」 | 指 | 中華人民共和國(惟在此通函並不包括香港、澳門特別行政區及台灣) |
| 「正大企業重組供應協議」 | 指 | 根據本公司二零零六年十月六日之通函所指，本公司與正大企業於二零零六年八月二十四日訂立之協議 |
| 「上海蓮花重組供應協議」 | 指 | 根據本公司二零零六年十月六日之通函所指，本公司與上海蓮花於二零零六年八月二十四日訂立之協議 |
| 「證券條例」 | 指 | 證券及期貨條例(香港法例第571章) |

| | | |
|---|---|---|
| 「股東特別大會」 | 指 | 本公司將於二零零七年七月二十五日(星期三)上午十時正召開之股東特別大會，以批准持續關連交易之條款及相關年度上限；其通告載於本通函第27至29頁 |
| 「股東」 | 指 | 卜蜂國際之股東 |
| 「上海蓮花」 | 指 | 上海易初蓮花連鎖超市有限公司，一家在中國成立之外資企業 |
| 「上海蓮花重組協議」 | 指 | 上海蓮花與CPH就上海蓮花向CPH集團出售若干店鋪權益於二零零七年五月十七日訂立之協議 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「店鋪」 | 指 | 正大企業集團或上海蓮花及其附屬公司(視乎文義所指)經營之大型超級市場 |
| 「Worth Access」 | 指 | Worth Access Trading Limited，一家根據英屬維爾京群島法律成立之公司，其51.31%股權間接為謝氏家族股東合共持有 |

# 卜蜂國際有限公司

*(於百慕達註冊成立之有限公司)*
(股份編號：43)

*董事：*
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
黃業夫先生
何炎光先生
何平僊先生
白善霖先生
謝吉人先生
謝杰人先生
謝仁基先生
謝漢人先生
Kowit Wattana先生*
Sombat Deo-isres先生*
馬照祥先生*

* *獨立非執行董事*

*註冊辦事處：*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*香港主要營業地點：*
香港
夏慤道十六號
遠東金融中心
二十一樓

敬啟者：

## 持續關連交易

### 緒言

茲提述本公司於二零零六年十月六日就有關(1)由任何卜蜂國際附屬公司向任何正大企業附屬公司供應包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及普遍在超市售賣之其他任何商品；及(2)由任何卜蜂國際附屬公司向上海蓮花或其任何附屬公司供應類似商品之獲批持續關連交易所刊發之通函。正大企業重組供應協議及上海蓮花重組供應協議及其各自之年度上限已獲本公司獨立股東於二零零六年十月二十五日舉行本公司之股東特別大會上批准。正大企業重組供應協議亦已獲正大企業獨立股東於二零零六年十月二十五日舉行正大企業之股東特別大會上批准。

就正大企業於二零零七年五月十七日之公告，於二零零七年五月十七日，正大企業訂立有關正大企業建議收購上海蓮花全部權益之收購協議及正大企業集團建議出售其於若干店舖權益之正大企業出售協議。正大企業之公告亦提述就有關上海蓮花建議出售其於若干店舖之權益之上海蓮花重組協議。

董事會於二零零七年五月二十一日作出公告，預期上海蓮花將於收購協議完成時成為正大企業之一家全資附屬公司，故卜蜂國際與正大企業已訂立正大企業持續關連交易協議，並預期現由正大企業集團及上海蓮花分別經營之若干店舖將分別於正大企業出售協議及上海蓮花重組協議完成時成為CPH集團之一部份；同時，本公司與CPH已於同日訂立CPH持續關連交易協議。正大企業持續關連交易協議及CPH持續關連交易協議將於收購事項及出售事項完成時同時取代正大企業重組供應協議及上海蓮花重組供應協議。獲批持續關連交易將於收購事項及出售事項完成時及獲獨立股東於股東特別大會上批准正大企業持續關連交易協議及CPH持續關連交易協議（及於正大企業之股東特別大會上獲正大企業獨立股東批准正大企業持續關連交易協議）時被取代。倘按正大企業持續關連交易協議及CPH持續關連交易協議項下之上述條件未獲履行，正大企業重組供應協議及上海蓮花重組供應協議項下之獲批持續關連交易將繼續生效。

謝氏家族股東合共間接持有卜蜂國際已發行股本約51.43%權益。謝氏家族股東透過CPG（一家彼等合共持有51.31%股權之公司）合共持有正大企業已發行股本約61.71%權益。CPH為CPG之一家全資附屬公司。據此，正大企業及CPH均被視為謝氏家族股東之聯繫人士及因此，就上市規則而言，乃本公司之關連人士。

由於持續關連交易協議之年度上限之相關百分比率（根據上市規則第14.07條）各自超逾2.5%，按持續關連交易協議項下之交易構成上市規則第14A.35條下之非豁免持續關連交易，並須遵守上市規則第14A.45至14A.48條下之申報、公告及獨立股東批准之規定。獨立財務顧問已獲委聘，以就持續關連交易協議之條款是否公平合理及符合股東整體之利益，向獨立董事委員會及獨立股東提供意見。謝氏家族股東及彼等各自之聯繫人士（包括CPI及Worth Access）須放棄就有關持續關連交易協議提呈之決議案投票。按上市規則之規定，在股東特別大會上就該等事項之表決將以點票方式進行。

本通函旨在為　閣下提供有關持續關連交易之資料、載列滙富向獨立董事委員會及獨立股東提供之意見及獨立董事委員會就持續關連交易所作之推薦意見，並向獨立股東發出召開股東特別大會之通告，以考慮並酌情通過每項持續關連交易項下之條款及相關年度上限。

## 持續關連交易之詳情

持續關連交易包括正大企業持續關連交易協議及CPH持續關連交易協議。

### (1) 正大企業持續關連交易協議

#### (a) 日期

二零零七年五月十七日

#### (b) 訂約方

(i) 卜蜂國際

(ii) 正大企業

#### (c) 主體事項

在卜蜂國際集團獲商業利益之情況下，向任何正大企業附屬公司供應其所需而卜蜂國際附屬公司可供應之包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及普遍在超市出售之其他任何商品。

#### (d) 價格

將參照當時中國有關商品之市價及市場需求及不遜於卜蜂國際附屬公司向獨立第三者出售之價格而釐訂。

#### (e) 付款條款

信貸期最多為60日或不時以其他普遍接受之市場條款而釐訂。採購之款項需以電匯、三個月內銀行承兑匯票或中國認可之其他付款方式支付。

#### (f) 條款

正大企業持續關連交易協議將於收購事項及出售事項完成日起生效，並將持續有效至二零零九年十二月三十一日止。正大企業持續關連交易協議於收購事項及出售事項完成前將不會生效。如正大企業持續關連交易協議未獲獨立股東或正大企業獨立股東之批准或收購事項或出售事項未能完成，正大企業持續關連交易協議將不會生效。

(g) **年度上限**

截至二零零七年十二月三十一日、二零零八年十二月三十一日及二零零九年十二月三十一日止財政年度，卜蜂國際附屬公司向正大企業附屬公司供應有關商品之年度上限分別不超逾413,100,000港元之比例部份(乃指自正大企業持續關連交易協議生效日起至二零零七年十二月三十一日止年度之餘下部份)、454,400,000港元及499,800,000港元。

正大企業持續關連交易協議項下之二零零七年及二零零八年各年之建議年度上限乃指於二零零六年十月二十五日本公司舉行之股東特別大會上由本公司獨立股東批准之獲批持續關連交易之年度上限中有關若收購協議完成後，預期由正大企業附屬公司(包括上海蓮花及其附屬公司)經營之店鋪之分攤部份，而二零零九年上限則為二零零八年之上限增加10%。

按正大企業重組供應協議及上海蓮花重組供應協議項下，關乎任何正大企業附屬公司及上海蓮花及其附屬公司所作之採購於二零零七年及二零零八年個別年度上限資料，載列如下：

| **通函日期** | **協議** | **訂約方** | **貨品** | **二零零七年 (二零零八年) 獲批准之年度上限** *(港元)* |
|---|---|---|---|---|
| 二零零六年十月六日 | 正大企業重組供應協議 | (i) 卜蜂國際<br>(ii) 正大企業 | 包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及普遍在超市出售之任何其他商品 | 138,200,000港元<br>(152,000,000港元) |
| 二零零六年十月六日 | 上海蓮花重組供應協議 | (i) 卜蜂國際<br>(ii) 上海蓮花 | 包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及普遍在超市出售之任何其他商品 | 451,900,000港元<br>(497,100,000港元) |
| | | | 總計： | 590,100,000港元<br>(649,100,000港元) |

## (2) CPH持續關連交易協議

### (a) 日期

二零零七年五月十七日

### (b) 訂約方

(i) 卜蜂國際

(ii) CPH

### (c) 主體事項

在卜蜂國際集團獲商業利益之情況下，向CPH集團供應其所需而卜蜂國際附屬公司可供應之包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及普遍在超市出售之其他任何商品。

### (d) 價格

將參照當時中國有關商品之市價及市場需求及不遜於卜蜂國際附屬公司向獨立第三者出售之價格而釐訂。

### (e) 付款條款

信貸期最多為60日或不時以其他普遍接受之市場條款而釐訂。採購之款項需以電匯、三個月內銀行承兑匯票或中國認可之其他付款方式支付。

### (f) 條款

CPH持續關連交易協議將於收購事項及出售事項完成日起生效，並將持續有效至二零零九年十二月三十一日止。CPH持續關連交易協議於收購事項及出售事項完成前將不會生效。如CPH持續關連交易協議未獲獨立股東之批准或收購事項或出售事項未能完成，CPH持續關連交易協議將不會生效。

### (g) 年度上限

截至二零零七年十二月三十一日、二零零八年十二月三十一日及二零零九年十二月三十一日止財政年度，卜蜂國際集團向CPH集團供應有關商品之年度上限分別不超逾177,000,000港元之比例部份（乃指自CPH持續關連交易協議生效日起至二零零七年十二月三十一日止年度之餘下部份）、194,700,000港元及214,200,000港元。

CPH持續關連交易協議項下之二零零七年及二零零八年各年之建議年度上限乃指於二零零六年十月二十五日本公司舉行之股東特別大會上由本公司獨立股東批准之獲批持續關連交易之年度上限中有關若正大企業出售協議及上海蓮花重組協議完成後，預期由CPH集團經營之店舖之分攤部份，而二零零九年之上限則為二零零八年之上限增加10%。

## 有關訂約各方之資料

卜蜂國際集團主要從事農產品貿易、經營飼料及家禽業務、產銷摩托車與汽車配件及物業與投資控股。

正大企業乃一家投資控股公司，其附屬公司主要於中國經營大型超市業務。

CPH乃一家投資控股公司，並為CPG之全資附屬公司，而CPG為謝氏家族之投資控股公司，謝氏家族股東合共直接擁有51.31%之大多數股本權益。

## 持續關連交易之原因

由於上海蓮花將於收購協議完成後成為正大企業之全資附屬公司，故正大企業持續關連交易協議乃為配合該協議完成後，將正大企業重組供應協議及上海蓮花重組供應協議有效地合併而訂立。

由於CPH將於正大企業出售協議及上海蓮花重組協議完成時成為現時由正大企業集團及上海蓮花經營之CPH店舖之控股公司，故本公司已與CPH簽訂CPH持續關連交易協議以配合該等協議完成時，卜蜂國際集團可持續向CPH店舖供應商品。

董事(包括獨立非執行董事，彼等已考慮獨立財務顧問之意見後方表達其見解)認為，持續關連交易協議項下持續關連交易之建議條款均以正常商業條款為基準，屬公平合理，並符合本公司及其股東之整體利益。

## 上市規則之含義

謝氏家族股東合共間接持有本公司已發行股本約51.43%權益。謝氏家族股東透過CPG(一家彼等合共持有51.31%股權之公司)合共持有正大企業約61.71%權益。CPH為CPG之一家全資附屬公司。據此，正大企業及CPH均被視為謝氏家族股東之聯繫人士及因此，就上市規則而言，乃本公司之關連人士。

由於持續關連交易協議之年度上限之有關百分比率(根據上市規則第14.07條)各自均超逾2.5%，持續關連交易協議項下之交易均構成上市規則第14A.35條下之非豁免持續關連交易，並須遵守上市規則第14A.45至14A.48條下之申報、公告及獨立股東批准之規定。獨立財務顧問將獲委聘，以就持續關連交易之條款是否公平合理及符合股東之整體利益，向獨立董事委員會及獨立股東提供意見。謝氏家族股東及彼等各自之聯繫人士(包括CPI及Worth Access)合共持有1,486,108,445股本公司股份，並控制及有權行使本公司已發行股本約51.43%的投票權利而須放棄就批准持續關連交易協議提呈之決議案投票。按上市規則之規定，在股東特別大會上就該等事項之表決將以點票方式進行。

## 股東特別大會及代表委任之安排

召開股東特別大會之通告載於本通函第27至29頁。股東特別大會將予召開，以考慮並酌情通過批准持續關連交易及相關年度上限之普通決議案。謝氏家族股東及其各自之聯繫人士(包括CPI及Worth Access)將於股東特別大會上放棄投票。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席大會，敬請依照表格上之指示填妥，盡早並於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記分處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806至7室。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其任何續會，並在會上投票。

根據本公司章程細則第59條，於任何股東大會中進行表決之決議案將以舉手形式決定，除非上市規則規定以點票形式決定或(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定，並由(i)大會之主席提出；或(ii)最少三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總投票權及有出席之股東(倘若該股東為法團，則為授權代表)或其代表提出；或(iv)合共持有已繳股本不少於所有已繳股本總額百分之十及有權出席及投票之股東(倘者該股東為法團，則為授權代表)或其代表提出。

據上述所指，股東特別大會之主席將於股東特別大會上提出要求以點票形式通過批准每項持續關連交易之條款及相關年度上限之普通決議案。

**推薦意見**

獨立董事委員會已成立，以考慮就持續關連交易之條款及相關年度上限對獨立股東而言是否公平合理，以及滙富已獲委任向獨立董事委員會及獨立股東就該事項提供意見。

滙富向獨立董事委員會及獨立股東提供意見之函件內容載列於本通函第14至20頁及獨立董事委員會致獨立股東之函件載列於第13頁。

獨立董事委員會經考慮滙富之意見後，認為持續關連交易之條款及相關年度上限乃公平合理及對卜蜂國際及股東整體而言有利，據此，建議獨立股東投票贊成將於股東特別大會上提呈之相關普通決議案。

**其他資料**

敬希垂注載列於本通函附錄之資料。

此致

*列位股東* 台照

承董事會命
*董事*
**何平僊**
謹啟

二零零七年六月二十九日

# 卜蜂國際有限公司

*(於百慕達註冊成立之有限公司)*

(股份編號：43)

敬啟者：

## 持續關連交易

吾等提述二零零七年六月二十九日刊發予股東之通函(「通函」)，本函件亦為通函之一部份。除文意另有所指，本函件用語之涵義與通函所定義者相同。

作為獨立於持續關連交易及概無於持續關連交易項下擁有任何利益之獨立非執行董事，吾等獲董事會委任按吾等所認為持續關連交易之條款及相關年度上限對獨立股東整體而言是否公平合理向　閣下提供意見。

滙富已獲卜蜂國際委任為獨立財務顧問，就持續關連交易之條款及相關年度上限之公平性及合理性向吾等提供意見。意見詳情及達致該等意見時所考慮之主要因素及理由載列於通函第14至20頁。敬請　閣下亦垂注載列於通函第5至12頁之董事會函件及載列於通函附錄內之其他資料。

經考慮及滙富於其意見函件內之意見及所考慮之主要因素及理由後，吾等認為持續關連交易之條款及相關年度上限就獨立股東而言乃屬公平合理，並符合卜蜂國際及其股東之整體利益。吾等因此建議獨立股東於股東特別大會上投票贊成有關持續關連交易及相關年度上限之決議案。

此致

*列位獨立股東*　台照

代表獨立董事委員會

| *獨立非執行董事* | *獨立非執行董事* | *獨立非執行董事* |
| --- | --- | --- |
| Kowit Wattana | Sombat Deo-isres | 馬照祥 |
| 謹啟 | 謹啟 | 謹啟 |

二零零七年六月二十九日

*下文乃載入本通函內滙富致獨立董事委員會及獨立股東就持續關連交易條款及相關上限提供意見之函件全文。*

KingswayGroup

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電話：(852) 2877-1830　傳真：(852) 2283-7722

敬啟者：

## 持續關連交易

### 緒言

吾等獲委任為獨立財務顧問向獨立董事委員會及獨立股東就持續關連交易之條款及相關上限提供意見。持續關連交易之詳情列載於卜蜂國際有限公司二零零七年六月二十九日致股東之通函(「**通函**」)，本函件亦為通函之一部份。除文義另有所指，本函件用語之涵義與通函所界定者相同。

茲提述正大企業於二零零七年五月十七日之公告。於二零零七年五月十七日，正大企業訂立有關(i)正大企業建議收購上海蓮花全部權益之收購協議；及(ii)正大企業集團建議出售其於若干CPH店舖權益予CPH集團之正大企業出售協議。於同日，上海蓮花訂立有關建議由上海蓮花出售其於若干CPH店舖權益予CPH集團之上海蓮花重組協議。

卜蜂國際於二零零七年五月二十一日作出公告，預期上海蓮花將於收購事項完成時成為正大企業之一家全資附屬公司，故卜蜂國際與正大企業已於二零零七年五月十七日訂立正大企業持續關連交易協議。預期現分別由正大企業集團及上海蓮花持有及經營之CPH店舖將於出售事項完成時成為CPH集團之一部份，卜蜂國際與CPH亦於同日訂立CPH持續關連交易協議以能保持持續向CPH店舖供應相關商品。持續關連交易協議(包括正大企業持續關連交易協議及CPH持續關連交易協議)將於收購事項及出售事項完成時同時取代正大企業重組供應協議及上海蓮花重組供應協議(「**重組協議**」)。因此，獲批持續關連交易將於收購事項及出售事項完成時及獲獨立股東於股東特別大會上批准持續關連交易及相關上限(及於正大企業之股東特別大會上獲正

大企業獨立股東批准正大企業持續關連交易協議)時被取代。倘按持續關連交易協議項下之上述條件未獲履行，重組協議項下之獲批持續關連交易將繼續生效。

謝氏家族股東合共間接持有卜蜂國際已發行股本約51.43%權益。謝氏家族股東透過CPG(一家彼等合共持有51.31%股權之公司)合共持有正大企業已發行股本約61.71%權益。CPH為CPG之一家全資附屬公司。據此，正大企業及CPH均被視為謝氏家族股東之聯繫人士，因此就上市規則而言乃卜蜂國際之關連人士。

由於持續關連交易協議之上限之相關百分比率(根據上市規則第14.07條)各自超逾2.5%，按持續關連交易協議項下之交易構成上市規則第14A.35條下之非豁免持續關連交易，並須遵守上市規則第14A.45至14A.48條下之申報、公告及獨立股東批准之規定。按上市規則之規定，在股東特別大會上就持續關連交易協議及相關上限之表決將以點票方式進行。謝氏家族股東及彼等各自之聯繫人士須放棄就相關決議案投票。

貴公司已成立由獨立非執行董事Kowit Wattana 先生、Sombat Deo-isres先生及馬照祥先生(彼等於持續關連交易協議中概無擁有權益)組成之獨立董事委員會，以就持續關連交易之條款及相關上限是否公平合理及符合股東及　貴公司之整體利益向獨立股東提供意見。吾等已獲委任就此向獨立董事委員會及獨立股東提供意見。

**吾等意見之基準**

在吾等就持續關連交易之條款及相關上限向獨立董事委員會及獨立股東達成吾等意見及推薦意見時，吾等依賴董事向吾等提供而董事認為完整及相關之資料及陳述。

吾等亦依賴通函內所載之資料及陳述及假定通函內董事就所相信、意見及意向而作出之所有聲明於彼等作出時乃真確、準確及完整及於通函日期繼續為真確及準確。吾等假定董事於通函內就所相信、意見及意向而作出之所有聲明乃經審慎查詢後合理作出。吾等認為，吾等已審閱足夠之資料以達致知情之意見及並無理由懷疑董事向吾等提供之資料及陳述之真確性、準確性及完整性。吾等已獲董事告知，通函內所提供及提述之資料並無隱瞞或遺漏重大事實。

然而，吾等對　貴公司之管理層及董事提供之資料並無進行任何獨立核實，及吾等亦無對卜蜂國際集團、正大企業集團、上海蓮花及CPH集團或彼等各自之附屬公司或聯營公司之業務狀況及財務狀況進行任何獨立調查。

## 所考慮之主要因素及理由

在達致吾等就持續關連交易之條款及相關上限致獨立董事委員會及獨立股東之推薦意見時，吾等已考慮下列主要理由及因素：

### (i) 重組持續關連交易協議之背景及原因

卜蜂國際集團主要從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車與汽車零件，及物業與投資控股。於卜蜂國際二零零六年年報中所述，有關供應商品之食品一條龍業務就營業額而言為卜蜂國際集團第二大業務及佔卜蜂國際集團截至二零零六年十二月三十一日止年度之綜合總營業額約27.7%。

卜蜂國際集團已與正大企業集團及上海蓮花建立長期業務關係。正大企業集團及上海蓮花均主要從事於中國經營大型超市商店，董事告知，自二零零三年下半年起，已向卜蜂國際集團採購相關商品。供應相關商品予正大企業集團及上海蓮花乃持續進行，連同重組協議項下截至二零零八年十二月三十一日止兩年之年度上限已於早前獲獨立股東於二零零六年十月二十五日舉行之卜蜂國際股東特別大會上批准。

誠如本通函中「董事會函件」一節所述，正大企業於二零零七年五月十七日與上海蓮花訂立收購協議，據此，正大企業有條件地同意收購上海蓮花。於收購事項完成時，上海蓮花將成為正大企業之全資附屬公司。董事告知，預期由於正大企業集團及上海蓮花之重組及應正大企業要求，卜蜂國際於二零零七年五月十七日與正大企業就持續向正大企業集團供應相關商品訂立正大企業持續關連交易協議。

再者，根據日期為二零零七年五月十七日之正大企業出售協議及上海蓮花重組協議，正大企業及上海蓮花分別有條件地同意出售CPH店舖權益予CPH。於出售事項完成時，CPH店舖將繼續向卜蜂國際集團採購相關商品。因此，卜蜂國際於二零零七年五月十七日就其持續向CPH集團提供相關商品與CPH訂立CPH持續關連交易協議。

董事認為持續關連交易協議乃按卜蜂國際集團之一般商業條款進行，因此認為持續關連交易協議能讓卜蜂國際集團持續保證獲得(i)於收購事項完成時，於中國具有龐大零售網絡之正大企業集團購買其商品；及(ii)於出售事項完成時，CPH集團購買其商品。

經考慮(i)訂立持續關連交易協議與卜蜂國際集團之主要業務一致；(ii)卜蜂國際集團與正大企業集團及上海蓮花已建立長期業務關係；(iii)重組協議已於早前獲獨立股東批准；(iv)訂立持續關連交易協議以取代重組協議乃由於正大企業集團之重組；(v)持續關連交易協議讓卜蜂國際集團持續向正大企業集團及CPH集團供應商品；及(vi)經董事確認，持續關連交易協議乃以非專利權形式制訂，即卜蜂國際集團仍可靈活地向其他客戶提供貨品，吾等認為訂立持續關連交易協議讓卜蜂國際集團能分別與正大國際集團及CPH集團保持及建立業務關係及符合卜蜂國際集團及股東之利益。

**(ii) 持續關連交易協議之主要條款**

誠如通函中「董事會函件」一節所述，按持續關連交易協議項下有關商品之價格乃參照當時市價及市場需求而釐訂及不遜於卜蜂國際集團出售予獨立第三者之價格。此外，按持續關連交易協議項下卜蜂國際授予的信貸期最多為60日。

吾等已審閱重組協議、持續關連交易協議及卜蜂國際集團與獨立第三者於2006年及2007年內進行類似交易之合同樣本，吾等留意到在重組協議、持續關連交易協議及可比較之合同中，有關商品之價格尚未釐訂。董事確認當確實取得訂單時，經參照當時市價及對該等商品之市場需求後，相關商品之價格將獲釐訂。董事進一步確認在持續關連交易協議項下之交易將根據相同之訂價原則及售予正大企業集團、CPH集團及獨立第三者之產品之價格將不會產生重大差別。

吾等亦留意到在吾等已審閱之合同樣本中，卜蜂國際集團授予正大企業集團、上海蓮花及獨立客戶之信貸期不一致。根據以上所述合同，卜蜂國際集團授予正大企業集團及上海蓮花的信貸期最多為45日，而授予獨立客戶之信貸期最多為60日。董事確認無論是否獨立之客戶，卜蜂國際集團授予客戶之真實信貸期乃根據個別情況及主要參考卜蜂國際集團慣常之模式，包括視乎不同類別的有關商品及有關客戶之信貸紀錄而決定。 董事確認在持續關連交易協議項下之交易將跟隨此原則。

此外，董事已確認當確實取得訂單時，若卜蜂國際集團不同意有關商品之價格或信貸條款，則卜蜂國際集團將無責任提供商品予正大企業集團或CPH集團。

董事認為持續關連交易協議之條款乃按一般商業條款訂立，乃公平合理，並符合卜蜂國際集團及股東之整體利益。

經考慮(i)前文所述之持續關連交易協議之條款；(ii)與獨立第三者進行類似交易之合同樣本之條款；及(iii)持續關連交易協議項下之實際商品價格和信貸條款，經董事確認後，將根據上述有關之原則訂立，吾等認為卜蜂國際集團就價格及信貸條款將公平對待正大企業集團、CPH集團及獨立客戶，因此，持續關連交易協議之條款對獨立股東而言乃屬公平合理。

## (iii) 持續關連交易協議項下之建議上限

就遵守上市規則之規定，每項持續關連交易協議項下均需建議相關上限。下列乃(i)截至二零零八年十二月三十一日止兩個年度內，每項重組供應協議項下已批准之上限(「**現有上限**」)；及(ii)由持續關連交易協議生效日起至二零零七年十二月三十一日止年度之餘下部份及截至二零零九年十二月三十一日止兩個年度內，每項持續關連交易協議項下之建議上限(「**建議上限**」)之明細：

| | 現有上限 | | | 建議上限 | | | | |
|---|---|---|---|---|---|---|---|---|
| | 二零零七年 | 二零零八年 | | 二零零七年* | % | 二零零八年 | % | 二零零九年 |
| | *百萬港元* | *百萬港元* | | *百萬港元* | | *百萬港元* | | *百萬港元* |
| **重組供應協議** | | | **持續關連交易協議** | | | | | |
| **正大企業重組供應協議** | 138.2 | 152.0 | **正大企業持續關連交易協議** | 413.1 | 70% | 454.4 | 70% | 499.8 |
| **上海蓮花重組供應協議** | 451.9 | 497.1 | **CPH持續關連交易協議** | 177.0 | 30% | 194.7 | 30% | 214.2 |
| **總計** | 590.1 | 649.1 | **總計** | 590.1 | 100% | 649.1 | 100% | 714.0 |

* 誠如通函中「董事會函件」一節所述，由正大企業持續關連交易協議及CPH持續關連交易協議之分別生效日起，二零零七年之建議上限分別代表不超過413,100,000港元及177,000,000港元之比例部份。

誠如通函中「董事會函件」一節及上表所述，用以計算持續關連交易協議項下二零零七年建議上限之二零零七年全年總額為590,100,000港元，相等於二零零七年之現有上限總額。換言之，由持續關連交易協議之生效日起，二零零七年之建議上限總額相等於二零零七年之現有上限總額之比例部份。二零零八年之建議上限總額為649,100,000港元，相等於二零零八年之現有上限總額。

於最後實際可行日期，董事認為概無任何可預料之因素導致需就重組協議項下二零零七年及二零零八年之交易金額總額及現有上限作出重大之修訂。因此，董事認為將以上所述二零零七年現有上限總額之比例部份作為二零零七年建議上限總額，及將二零零八年現有上限總額作為二零零八年之建議上限總額之處理方法適當。

根據出售事項，正大企業集團及上海蓮花將向CPH出售CPH店舖權益。如上表所載，就CPH持續關連交易協議項下二零零七年及二零零八年之建議上限將不超過自CPH持續關連交易協議生效日起177,000,000港元之比例部份，及不超過194,700,000港元，分別代表上述二零零七年現有上限總額比例部份之約30%及二零零八年現有上限總額之約30%。就正大企業持續關連交易協議項下，二零零七年及二零零八年之建議上限不超過自正大企業持續關連交易協議生效日起413,100,000港元之比例部份及不超過454,400,000港元，分別代表上述二零零七年現有上限總額比例部份之約70%及二零零八年現有上限總額之約70%。

吾等已與卜蜂國際集團管理層討論分配現有上限予正大企業持續關連交易協議及CPH持續關連交易協議作為其建議上限之基準。管理層告知，分配基準乃按於二零零六年CPH店舖應佔之銷售百分比及銷售成本而定，分別約佔於二零零六年店舖及CPH店舖之總銷售及總銷售成本之29.3%及30%。因此，董事認為重新分配二零零七年現有上限總額之比例部份之30%及二零零八年現有上限總額之30%，作為由重組協議項下交易金額轉為按CPH持續關連交易協議項下之金額上限總額；並將二零零七年現有上限總額之比例部份之餘下70%金額及二零零八年現有上限總額之餘下70%金額轉為按正大企業持續關連交易協議項下二零零七年及二零零八年之建議上限。

再者，按正大企業持續關連交易協議及CPH持續關連交易協議項下，二零零九年之建議上限將分別不超過499,800,000港元及214,200,000港元，此乃二零零八年建議上限10%之分別增長。董事告知，按10%之增長乃基於(1)最近中國之通貨膨脹率；(2)預期人民幣兑港元之升值；及(3)卜蜂國際集團向正大企業集團及CPH集團之未來銷售增長。

根據中國國家統計局於二零零七年六月公佈之消費物價指數，中國之食品價格於二零零七年五月與二零零六年五月同期比較，增幅為8.3%。此外，由二零零七年一月起，人民幣兑港元之滙價長期高於1對1之水平。

經考慮(i)二零零七年及二零零八年之建議上限乃基於經批准之二零零七年及二零零八年之現有上限；(ii)由於收購事項及出售事項乃基於二零零六年店舖及CPH店舖過往之銷售及銷售成本百分比明細，而重新分配按持續關連交易協議項下二零零七

年及二零零八年之現有上限；(iii)由於中國之通貨膨脹率、預期人民幣升值及店舖與CPH店舖可預見之銷售增長，二零零九年之建議上限較二零零八年之建議上限上調10%年度增長，此可給予貨品價格有上升的空間及彈性，吾等認為釐訂建議上限之基準合理。

**推薦意見**

在考慮上述主要因素及理由後，吾等認為持續關連交易之有關上限在日常業務運作過程中，乃按一般商業條款訂立，為公平合理及符合卜蜂國際及股東之整體利益。因此，吾等籲請獨立股東及建議獨立董事委員會籲請獨立股東投票贊成將於股東特別大會提呈以批准持續關連交易協議及有關基準上限之決議案。

此致

*卜蜂國際有限公司*
*獨立董事委員會及列位獨立股東* 台照

代表
**滙富融資有限公司**
*執行董事*
**朱達凱**
謹啟

二零零七年六月二十九日

## 責任聲明

本通函載有就遵守上市規則之規定而提供有關卜蜂國際資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

## 董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，卜蜂國際董事及主要行政人員於卜蜂國際或任何聯營公司(定義見證券條例第XV部份)之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部(包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會卜蜂國際及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會卜蜂國際及聯交所之權益或淡倉如下：

### (i) 持有卜蜂國際之好倉股份或相關股份

| | 持有股份數目、權益資格及性質 | | | 持有卜蜂國際 |
|---|---|---|---|---|
| | | 控制公司 | 持有卜蜂國際 | 已發行股本 |
| 董事名稱 | 實益擁有 | 權益 | 股份總數 | 之概約百份比 |
| | | | | (%) |
| 謝中民先生 | 1,004,014,695 | – | 1,004,014,695 | 34.74 |

(ii) **董事於卜蜂國際之購股權之權益**

根據卜蜂國際於一九九二年四月十日採納之舊購股權計劃，並已於二零零二年四月十日屆滿(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據舊計劃及現有計劃有權認購卜蜂國際股份之權益如下：

| 董事名稱 | 授出日期 | 於最後實際可行日期行使購股權可授出股份數目 | 購股權每股行使價 | 股權之概約百份比 |
|---|---|---|---|---|
| | | | *港元* | *(%)* |
| 謝中民先生 | 二零零三年二月二十六日 | 12,800,000 | 0.3900 | 0.4429 |
| | 二零零四年五月三日 | 12,800,000 | 0.3900 | 0.4429 |
| | 二零零五年五月十九日 | 12,000,000 | 0.3540 | 0.4153 |
| 謝國民先生 | 二零零三年二月二十六日 | 12,800,000 | 0.3900 | 0.4429 |
| | 二零零四年五月三日 | 12,800,000 | 0.3900 | 0.4429 |
| | 二零零五年五月十九日 | 12,000,000 | 0.3540 | 0.4153 |
| 李紹祝先生 | 一九九八年八月十日 | 17,500,000 | 0.3875 | 0.6056 |
| | 二零零三年二月二十六日 | 21,584,807 | 0.3900 | 0.7469 |
| | 二零零四年五月三日 | 20,000,000 | 0.3900 | 0.6921 |
| | 二零零五年五月十九日 | 21,000,000 | 0.3540 | 0.7267 |
| 謝克俊先生 | 二零零五年五月十九日 | 21,000,000 | 0.3540 | 0.7267 |
| 何平僊先生 | 二零零三年二月二十六日 | 21,584,807 | 0.3900 | 0.7469 |
| | 二零零四年五月三日 | 20,000,000 | 0.3900 | 0.6921 |
| | 二零零五年五月十九日 | 21,000,000 | 0.3540 | 0.7267 |

除上文披露者外，於最後實際可行日期，卜蜂國際董事及主要行政人員概無於卜蜂國際或其任何相聯法團(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會卜蜂國際及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會卜蜂國際及聯交所之任何權益或淡倉。

## 根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士(非卜蜂國際之董事及主要行政人員)於卜蜂國際股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向卜蜂國際披露之權益或淡倉；或直接或間接擁有在任何情況下於卜蜂國際及其附屬公司(「本集團」)任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

| 股東名稱 | 權益資格／性質 | *附註* | 本公司股份數目 *附註1* | 已發行股本之概約百分比 *(%)* |
|---|---|---|---|---|
| Krung Thai Bank Public Company Limited | 抵押權益 | 2 | 1,004,014,695 (L) | 34.74 |
| CPI | 實益擁有者 | 3 | 1,004,014,695 (L及S) | 34.74 |
| C.P. Intertrade Co., Ltd. | 控制公司權益 | 3 | 1,004,014,695 (L及S) | 34.74 |
| Worth Access | 實益擁有者 | 4 | 1,059,190,000 (L) | 30.54 |
| Charoen Pokphand Holding Company Limited | 控制公司權益 | 4 | 1,059,190,000 (L) | 30.54 |
| CPG | 控制公司權益 | 4 | 1,059,190,000 (L) | 30.54 |

*附註：*

1. 「L」代表好倉，而「S」代表淡倉。

2. Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

3. CPI實益擁有1,004,014,695股股份，並同時擁有1,004,014,695股淡倉股份(該等股份已作抵押擔保予Krung Thai Bank Public Company Limited)。C.P. Intertrade Co., Ltd.亦公佈因擁有CPI之股權，故同樣擁有該等股份之權益。

4. Worth Access擁有1,059,190,000股好倉股份(包括481,250,000股股份及隨附577,940,000股認股權證)。Charoen Pokphand Holding Company Limited亦公佈因擁有Worth Access之股權，故同樣擁有1,059,190,000股股份之權益。同時，CPG亦公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士(非卜蜂國際之董事及主要行政人員)於卜蜂國際股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向卜蜂國際披露之規定所存置登記冊內權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

## 競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何可與本集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

## 服務合約

於最後實際可行日期，董事或建議董事概無與卜蜂國際或其集團之任何成員公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

## 訴訟

卜蜂國際或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，卜蜂國際或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

## 重大逆轉情況

董事概不知悉，自二零零六年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)以來，本集團之財政狀況或經營前景概無任何重大逆轉。

## 專家資歷及同意書

以下乃專家(「專家」)之資歷，並提供有關本通函之函件：

| 名稱 | 資歷 | 意見或建議性質 | 意見日期 |
| --- | --- | --- | --- |
| 滙富 | 一間根據證券條例可經營第6類受規管業務(根據證券條例之定義)之持牌法團 | 致獨立董事委員會及獨立股東之函件 | 二零零七年六月二十九日 |

專家已就本通函之刊發發出同意書，同意以現時之形式及涵義轉載其函件於本通函，並／或於通函內引述其名稱及內容，且迄今並無撤回其同意書。

於最後實際可行日期，專家概無擁有本公司或其集團之任何成員公司之股權及／或任何權利或購股權，以認購或提名他人認購本公司或本集團之任何成員公司之證券。

**一般事項**

(a) 各董事概無於任何由卜蜂國際集團成員公司所訂立與卜蜂國際集團業務有重大關係之合約或安排中擁有權益。

(b) 自二零零六年十二月三十一日，即卜蜂國際集團最近期經審核綜合賬目之編製日期，滙富及各董事概無直接或間接擁有卜蜂國際集團任何成員公司買賣或租賃，或建議買賣或租賃資產之權益。

(c) 於最後實際可行日期，滙富概無實益或非實益擁有卜蜂國際或其任何附屬公司之股權或任何權利或購股權，以認購或提名他人認購卜蜂國際或其任何附屬公司之證券。

(d) 卜蜂國際之合資格會計師為黃佩珊小姐，彼為香港會計師公會之會士。

(e) 卜蜂國際之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會士。

(f) 卜蜂國際於香港之股份過戶登記分處為香港中央登記有限公司，地址為香港皇后大道東183號合和中心18樓1806-7室。

(g) 本通函備有中英文本，惟應以英文本為準。

## 備查文件

下列文件之副本於截至二零零七年七月二十五日，可於卜蜂國際之主要營業地點，香港夏慤道十六號遠東金融中心二十一樓供查閱：

(1) 正大企業持續關連交易協議；

(2) CPH持續關連交易協議；

(3) 獨立董事委員會函件，內容已載列於本通函第13頁；

(4) 滙富函件，內容已載列於本通函第14至20頁；及

(5) 本附錄中「專家資歷及同意書」一段內滙富之書面同意書。

# 卜蜂國際有限公司

*(於百慕達註冊成立之有限公司)*

(股份編號：43)

**茲通告**卜蜂國際有限公司(「本公司」)謹訂於二零零七年七月二十五日(星期三)上午十時正假座香港夏慤道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案為普通決議案(無論有否修訂)：

## 普通決議案

1. **「動議：**

(a) 批准、追認及確認於二零零七年五月十七日由本公司及正大企業國際有限公司(「正大企業」)簽訂之協議(「正大企業持續關連交易協議」)(已註有「A」字樣之協議副本已呈交大會主席簡簽，以供識別用途)，有關在本公司及其附屬公司獲商業受惠之情況下，向任何正大企業之附屬公司持續供應其所需而個別本公司之附屬公司可供應之包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品，及按正大企業持續關連交易協議項下之條款及交易；

(b) 批准分別截至二零零七年十二月三十一日止、二零零八年十二月三十一日止及二零零九年十二月三十一日止之財政年度有關正大企業持續關連交易協議項下交易之建議上限，分別不超逾413,100,000港元之比例部份，乃自正大企業持續關連交易協議生效日起至二零零七年十二月三十一日止年度之餘下部份、454,400,000港元及499,800,000港元；及

(c) 授權本公司任何一位董事，或本公司任何兩位董事(如有需要加蓋公司印鑑)代表本公司簽署正大企業持續關連交易協議項下之所有文件、文書及合同及採取任何彼／彼等認為對此協議有輔助、補充及有關之行動。」

2. 「**動議**：

(a) 批准、追認及確認於二零零七年五月十七日由本公司與C.P. Holding (BVI) Investment Company Limited(「CPH」)簽訂之協議(「CPH持續關連交易協議」)(已註有「B」字樣之協議副本已呈交大會並已由大會主席簡簽，以供識別用途)，有關在本公司及其附屬公司獲商業受惠之情況下，向CPH或其附屬公司持續供應其所需而個別本公司之附屬公司可供應之包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品，及按CPH持續關連交易協議項下之條款及交易；

(b) 批准分別截至二零零七年十二月三十一日止、二零零八年十二月三十一日止及二零零九年十二月三十一日止之財政年度有關CPH持續關連交易協議項下交易之建議上限，分別不超逾177,000,000港元，乃自CPH持續關連交易協議生效日起至二零零七年十二月三十一日止年度之餘下部份、194,700,000港元及214,200,000港元；及

(c) 授權本公司任何一位董事、或本公司任何兩位董事(如需要加蓋公司印鑑)代表本公司簽署CPH持續關連交易協議項下之所有文件、文書及合同及採取任何彼／彼等認為對此協議有輔助、補充及有關之行動。」

承董事會命
*公司秘書*
**陳佩珊**

香港，二零零七年六月二十九日

*附註：*

1. 隨附大會適用之代表委任表格及本通告將寄發予本公司之股東。

2. 代表須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司之股東。

4. 本代表委任表格連同經簽署授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本,須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心18樓1806至7室),方為有效。

5. 填妥及交回代表委任表格後,本公司股東仍可按意願親自出席大會或其任何續會,並於會上投票,屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人,則任何一位聯名持有人均可於大會上投票(不論親自或委派代表),猶如他/她為唯一有權投票者,惟倘超過一位聯名持有人親自或委派代表出席大會,則僅於本公司股東名冊排名較先之出席者方有權投票(不論親自或委派代表)。

7. 根據本公司現行公司細則第59條,於任何股東大會中對進行表決決議案將以舉手形式決定除非根據上市規則下或(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定由(i)大會之主席提出;或(ii)最少由三位有權出席及投票之股東或其代表提出;或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總投票權及有出席之股東(或倘該股東為法人團體,須由正式授權人士代表)或其代表提出;或(iv)合共持有已繳股本不少於所有已繳股份總額百分之十及有權出席及投票之股東(或倘該股東為法人團體,須由正式授權人士代表)或其代表提出。

8. 大會將以點票方式表決。

END